

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2013

Via E-mail
Mr. Christopher G. Treece
Chief Financial Officer
Guaranty Bancorp
1331 Seventeenth Street, Suite 345
Denver, Colorado, 80202

Re: Guaranty Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 14, 2013
File No. 000-51556

Dear Mr. Treece:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments we may have additional comments.

Form 10-K filed for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Assets and Other Impaired Loans, page 55

1. Please provide us with and revise Tables 12 and 13 in future filings, to include information relating to your troubled debt restructurings, both performing and nonperforming, as well as indicating how these restructurings have been considered in the presentation of the respective ratios presented.

2. Further, please provide us with and revise future filings to address the following as it relates to troubled debt restructurings:

- Revise to include a rollforward of activity for troubled debt restructurings for each period presented (i.e.for both accruing and nonaccuring); and
- Disclose the amount of all troubled debt restructurings charged-off and the amount of any allowance for loan loss allocated to these loans for the periods presented.

Report of Independent Registered Accounting Firm, page 73

3. We note the Company's transition from smaller reporting company to accelerated filer status this year. When a company is required to exit smaller reporting company status, it may continue to report as a smaller reporting company through the filing of the annual report on Form 10-K for that year. However, while the company may still provide scaled disclosure in the Form 10-K, as an accelerated filer, it is required to include the auditor attestation report on internal control over financial reporting required by Section 404(b) of Sarbanes-Oxley. Please revise the December 31, 2012 Form 10-K to include this information or tell us why you believe it is not required to be provided.

Notes to Consolidated Financial Statements

Note (12) Income Taxes, page 99

4. We note that you have recognized significant cumulative losses during the 2007-2010 fiscal periods and have been in a cumulative loss position at each of the last three fiscal year ends. We note the Company recorded an $8.5 million partial valuation allowance for deferred tax assets at December 31, 2010 based on various tax planning strategies. At December 31, 2011 the Company again considered various tax planning strategies and recorded a reduction in the partial valuation allowance for deferred tax assets in the amount of $6.6 million. At December 31, 2012, the Company considered future taxable income as well as various tax planning strategies and based on these factors, the Company determined that no valuation allowance for deferred tax assets was necessary as of December 31, 2012. In determining the need for a valuation allowance, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30). Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Please provide us with specific detailed information to support the realizability of the net deferred tax asset, and your accounting, at each of the last three fiscal period ends as well as for the interim reporting period during fiscal 2013.

5. Further, in your response, also address the following:
   - Specifically identify the tax planning strategies considered at both December 31, 2010 and 2011 and how these strategies supported the amount of the deferred tax asset valuation allowance recorded at each of these respective year ends;
   - Indicate whether these tax planning strategies were implemented and the resulting impact of their implementation; and

- Tell us the reasons for not considering future taxable income in any of the prior fiscal periods before December 31, 2012 when, determining the extent of the deferred tax asset valuation allowance recorded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3474.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant